Exhibit 12.1

CPI INTERNATIONAL HOLDING CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands - unaudited)

	Year Ended
	September 30, 2016	October 2, 2015	October 3, 2014	September 27, 2013	September 28, 2012
Earnings calculation:
Income before income taxes	$13,743	$9,724	$16,813	$16,295	$7,100
Add back: fixed charges	40,388	37,640	33,528	28,291	28,218
Calculated earnings	$54,131	$47,364	$50,341	$44,586	$35,318

Fixed charges calculation (a)
Interest expense (b)	$39,054	$36,506	$32,182	$27,237	$27,230
Interest expense portion of rental expense	1,334	1,134	1,346	1,054	988
	$40,388	$37,640	$33,528	$28,291	28,218
Ratio: earnings / fixed charges	1.34	1.26	1.50	1.58	1.25

Interest expense portion of rental expense:
Rental expense	$4,002	$3,402	$4,037	$3,163	$2,965
Estimated interest cost	33%	33%	33%	33%	33%
Calculated total	$1,334	$1,134	$1,346	$1,054	$988

(a)	Fixed charges exclude capitalized interest; capitalized interest is zero.
(b)	Includes original issue discount and debt issuance costs amortization, but does not include loss on debt restructuring.